UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127 and 333-264298) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: January 24, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated as of January 24, 2023

3